31 West 52nd St. New York, NY 10019 TEL +1 212 878 8000 FAX +1 212 878 8375 www.CliffordChance.com

David Yeres

DIRECT TEL +1 212 878 8075 DIRECT FAX +1 212 878 8375 David.Yeres@CliffordChance.com

November 2, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Sonia Barros, Esq.

Re:	iShares® Diversified Alternatives Trust

Dear Ms. Barros:

Thank you for your letter dated October 30, 2009 setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to Pre-Effective Amendment No. 5 to the Registration Statement on form S-1 (Registration No. 333-153099) filed on October 13, 2009 (the “Registration Statement”) in respect of the continuous offering pursuant to Rule 415 under the Securities Act of 1933, as amended, of shares of the iShares® Diversified Alternatives Trust, a statutory trust created under the laws of the State of Delaware (the “Trust”). On the date hereof, iShares® Delaware Trust Sponsor LLC, in its capacity as the sponsor of the Trust, has caused the filing of Pre-Effective Amendment No. 6 to the Registration Statement (the “Amendment”).

The responses to the staff’s comments are set forth below. For convenience, we have re-typed in italics the staff’s comment preceding each response. Capitalized terms not defined herein have the meaning ascribed to them in the prospectus that is part of the Amendment.

The Sponsor, page 52

Principals and Key Personnel of the Sponsor, page 52

1.	Please briefly describe the business experience during the past five years for Phil Jensen and Kimun Lee.

The changes requested by the staff have been made. The revised business experience information for Messrs. Jensen and Lee appears on page 54.

Part II – Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

2.	Please provide the disclosure in this section required by Item 701 of Regulation S-K for the shares issued to the Initial Purchaser.

The disclosure has been added as requested by the staff.

Exhibit 5.1 Legal Opinion

3.	Please remove your assumption, “that the Trust Agreement and the Certificate of Trust are in full force and effect.” Since the legal opinion opines that the Trust is validly existing, it appears that this assumption is inappropriate.

The assumption has been removed as requested by the staff. The revised legal opinion dated as of the date hereof has been filed with the Amendment as Exhibit 5.1.

* * * * *

Please feel free to contact the undersigned at (212) 878-8075 or Edgard Alvarez at (212) 878-3491 with any questions or comments you may have regarding this matter.

Sincerely,

/S/ DAVID YERES

David J. Yeres